Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

April 27, 2017

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Series:	As listed on Schedule A (PEA No. 176 filed March 1, 2017)
As listed on Schedule B (PEA No. 177 filed March 2, 2017)

Dear Mr. Zapata:

This letter responds to your comments to the amendments to the Trust’s registration statement filed on March 1, 2017 and March 2, 2017 under Rule 485(a) under the Securities Act of 1933 (together, the “Registration Statement”). We refer to each Fund by its new name as disclosed in the Registration Statement.

The following are your comments and the Trust’s responses.

1)	Confirm that the fee table expense numbers will include an estimate of the dividends paid on short sales.
A.	The fee table expense numbers will include an estimate of the dividends paid on short sales (which may be zero).
2)	Remove the extra words “as with all mutual funds…” from the language required by Rule 481(b).
A.	Before the examples of the required disclosure, Rule 485(b) provides that the required legend be “in one of the following or other clear and concise language.” We believe that the current language used in the Registration Statement is clear and concise and therefore decline to incorporate this comment.
3)	Confirm that the Form N-1A Item 1(b) disclosure is included on each prospectus’s back cover.
A.	Confirmed.
4)	Consider adding a parenthetical with the previous name for any fund whose name recently changed.
A.	The requested change will be made. Each fund’s prospectus will disclose the fund’s previous name if the name was recently changed.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

5)	In the fee tables, for the line item “Total Annual Fund Operating Expenses (including AFFE)”, remove the parenthetical.
A.	We believe that the parenthetical is accurate and not misleading, and therefore respectfully decline to incorporate this comment. In addition, removing it at this time would be unduly burdensome from an operational perspective. We will consider removing the parenthetical for future filings.
6)	Confirm the need for a footnote in the prospectuses noting that “Other Expenses were restated to reflect the current fee structure of the fund.”
A.	Confirmed. For each prospectus with this note, the fund was restructured or its investment strategy was adjusted in a fashion that affected the fund’s expenses.
7)	In footnotes stating that “AFFE is based on estimated amounts for the current fiscal year,” explain why AFFE is estimated instead of actual.
A.	For each prospectus with this note, the fund’s underlying funds either changed their own expense ratios or the fund adjusted its allocation to underlying funds in a fashion that affected the AFFE going forward.
8)	Consider combining the footnote stating “AFFE is based on estimated amounts for the current fiscal year” with the footnote explaining that total annual fund operating expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights.
A.	We will consider this for future prospectus filings.
9)	Update the date through which expense limitations and fee waivers are effective.
A.	The requested change has been made.
10)	Confirm the adviser cannot recoup amounts reimbursed to the funds under the expense limitation agreement.
A.	The adviser cannot recoup amounts reimbursed to the funds under the expense limitation agreement.
11)	Break long paragraphs into smaller paragraphs to enhance readability.
A.	The requested change has been made.
12)	Format discussions of investment strategies as body text, not footnote text.
A.	The requested change has been made.
13)	Carry through comments given on summary sections.
A.	The requested change has been made.
14)	Update assets under management information for the adviser and subadvisers.
A.	The requested change has been made.
15)	Update information on annual and semi-annual reports and dates of board approval of investment advisory contracts.
A.	The requested change has been made.
16)	Update rolling ten-year performance information.
A.	The requested change has been made.
17)	Under “Pricing of Shares,” remove language that implies that a fund of funds may not invest in underlying funds.
A.	The requested change has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

18)	Update financial highlights.
A.	The requested change has been made.
19)	Under Derivatives Risk, ensure that the list of potential derivatives matches with those discussed in the investment strategy section.
A.	The requested change has been made. We note that while the Derivatives Risk disclosure provides a list of examples of derivatives, each prospectus’s investment strategy section discloses which types of derivatives a fund expects to use.
20)	For each fund, confirm that the fund will segregate assets to cover the full notional value of any written credit default swaps.
A.	Confirmed.
21)	For each Managed Volatility fund, state what the “Managed Volatility Strategy” is and why the fund uses it.
A.	The Trust’s registration statement presently includes this disclosure. It currently states:

This managed volatility strategy consists of selling (short) positions in exchange-traded futures contracts to manage overall portfolio volatility and seek to reduce the impact on the Fund’s portfolio of significant market downturns during periods of high volatility.

22)	For each Managed Volatility fund, clarify the extent to which the hedging overlay subadviser uses information submitted by Lincoln Life, issuer of the variable contracts.
A.	The subadviser does not use information submitted by Lincoln Life, issuer of the variable contracts.
23)	For each Managed Volatility fund, under Risk Management Strategy Risk, more clearly describe how market volatility affects the success of the overlay and whether the volatility discussed applies to the underlying market or the market for futures.
A.	The requested change has been made. The disclosure now states that various underlying market conditions could cause a fund to be invested when the underlying market declines or to be uninvested when the underlying market appreciates.
24)	For each Managed Volatility fund, if the subadviser may use long futures to equitize cash, state whether this is a principal investment strategy and whether this is done for hedging purposes.
A.	The discussion of the managed volatility strategy presently includes this information. Long futures investment is disclosed because it is a principal investment strategy. It states:

SSGA FM may take a long position in futures for the purpose of providing an equity exposure generally comparable to the holdings of cash. This allows the Fund to be fully invested in the market by turning cash into an equity position while still maintaining the liquidity provided by the cash.

25)

For LVIP American Global Balanced Allocation Managed Risk Fund, LVIP American Global Growth Allocation Managed Risk Fund, LVIP BlackRock Global Allocation V.I. Managed Risk Fund, LVIP Global Conservative Allocation Managed Risk Fund, LVIP

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

BlackRock Scientific Allocation Fund, and LVIP JPMorgan Retirement Income Fund, in the Fund Performance section, move to a footnote the disclosure about the composite’s performance.
A.	The requested change has been made.
26)	For LVIP American Century Select Mid Cap Managed Volatility Fund, did the fund change the number of underlying funds in which it invests?
A.	The fund changed the number of underlying funds in which it invests.
27)	For LVIP American Century Select Mid Cap Managed Volatility Fund, confirm that the Fund’s policy under Rule 35d-1 complies with the Rule.
A.	The Fund’s policy under Rule 35d-1 complies with the Rule. The prospectus states that the Fund, through the underlying funds, invests at least 80% of its assets in a portfolio of investments that provide exposure to mid-capitalization securities, and sets out a capitalization range. The statement that an underlying fund’s management intends to manage the underlying fund so that its weighted capitalization falls within the capitalization range of a certain index provides further information on how the portfolio will be managed.
28)	For LVIP American Century Select Mid Cap Managed Volatility Fund, instead of stating “certain underlying funds” in the investment strategy discussion, consider stating the names of the Funds.
A.	The disclosure is meant to summarize for investors how the fund’s portfolio overall will be invested, and does not provide separately identifiable information on each specific underlying fund. The disclosure is not separated out so that certain paragraphs or sentences apply only to one underlying fund or another. We therefore respectfully decline to incorporate this comment.
29)	For LVIP American Century Select Mid Cap Managed Volatility Fund, disclose the names of the underlying funds at the beginning of the investment strategy discussion.
A.	The requested change has been made.
30)	For LVIP American Century Select Mid Cap Managed Volatility Fund, add small cap and short sales risks.
A.	The requested change has been made.
31)	For LVIP American Century Select Mid Cap Managed Volatility Fund, delete the duplicated mention of the subadviser.
A.	The requested change has been made.
32)	For LVIP Invesco Select Equity Managed Volatility Fund, disclose the general investments of each named underlying fund.
A.	The disclosure is meant to summarize for investors how the fund’s portfolio overall will be invested, and is not meant to provide information on each specific underlying fund. The disclosure is not separated out so that certain paragraphs or sentences apply only to one underlying fund or another. We therefore respectfully decline to incorporate this comment.
33)	For LVIP BlackRock Dividend Value Managed Volatility Fund, add growth stock and value stock language to the principal strategy section.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

A.	The requested change has been made.
34)	For LVIP Blended Core Equity Managed Volatility Fund, add securities lending language to the principal strategy section.
A.	The requested change has been made.
35)	For LVIP Blended Core Equity Managed Volatility Fund, if the fund will invest in derivatives other than futures, disclose the risks of those investments.
A.	The requested change has been made.
36)	For LVIP Blended Large Cap Growth Managed Volatility Fund, clarify whether this fund blends growth and value or invests only in growth investments.
A.	As disclosed in the prospectus, the fund invests predominantly in growth investments.
37)	For LVIP Blended Large Cap Growth Managed Volatility Fund, explain why the fund considers “large cap” to include companies with a market capitalization of at least $2.4 billion at the time of investment, given Morningstar classifications that would start large cap at a much higher capitalization.
A.	The disclosure reflects the subadviser’s investment philosophy and strategy. Morningstar may have a different method of classifying investments. We do not believe that a fund is required to defer to Morningstar with respect to capitalization categories.
38)	For LVIP Blended Large Cap Growth Managed Volatility Fund, if derivatives are used by the subadvisers, disclose them when discussing the applicable subadviser’s strategy.
A.	The disclosure is meant to summarize for investors how the fund’s portfolio overall will be invested, and is not meant to provide separate information on each specific subadviser. To the extent that derivatives usage would be similar across the fund’s sleeves, they are discussed only one time. We therefore respectfully decline to incorporate this comment.
39)	For LVIP Blended Large Cap Growth Managed Volatility Fund, add concentration language to the principal strategy section.
A.	This risk has been removed from the risk section. The comment is therefore moot.
40)	For LVIP Blended Mid Cap Managed Volatility Fund, add small cap language to the principal strategy section.
A.	The requested change has been made.
41)	For LVIP Blended Mid Cap Managed Volatility Fund, add growth stock risk and value stock risks as applicable.
A.	The requested change has been made.
42)	For LVIP ClearBridge Large Cap Managed Volatility Fund, remove footnote 2 stating that the numbers are “annualized” if it is not necessary.
A.	The requested change has been made.
43)	For LVIP ClearBridge Large Cap Managed Volatility Fund, state what non-ClearBridge funds may be used if the fund “primarily” invests in ClearBridge funds. Consider disclosing the specific underlying funds used.
A.	The requested change has been made. The word “primarily” has been removed.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

44)	For LVIP ClearBridge Large Cap Managed Volatility Fund, in the large cap strategy discussion, clarify what “a substantial number” means.
A.	This phrase is meant to mean a significant number. It provides further explanation to the fund’s disclosed policy of investing, through underlying funds, at least 80% of its assets in a portfolio of investments that provide exposure to securities of large cap issuers
45)	For LVIP Dimensional International Equity Managed Volatility Fund, consider disclosing why an equity issuer is considered a growth company primarily because it has a low, non-negative book value in relation to its market capitalization.
A.	We believe that the disclosed information provides enough information for an average investor to understand how the subadviser classifies companies. We therefore respectfully decline to incorporate this comment.
46)	For LVIP Dimensional International Equity Managed Volatility Fund, add income stocks language to the principal strategy section.
A.	The requested change has been made.
47)	For LVIP Dimensional U.S. Equity Managed Volatility Fund, add income stocks, value stocks, and securities lending language to the principal strategy section.
A.	The requested change has been made.
48)	For LVIP Franklin Templeton Global Equity Managed Volatility Fund, clarify why Asset Allocation Risk is disclosed for this fund but not other equity funds, and clarify what asset classes are referred to in that risk disclosure.
A.	Asset Allocation Risk has been removed for this fund.
49)	For LVIP Franklin Templeton Global Equity Managed Volatility Fund, disclose what industries the fund could be concentrated in.
A.	Concentration risk has been removed for this fund. The comment is therefore moot.
50)	For LVIP Franklin Templeton Value Managed Volatility Fund, add value stocks language to the principal strategy section.
A.	The requested change has been made.
51)	For LVIP Franklin Templeton Value Managed Volatility Fund, state what non-Franklin Templeton funds may be used if the fund only “primarily” invests in Franklin funds.
A.	The word “primarily” has been removed.
52)	For LVIP Franklin Templeton Value Managed Volatility Fund, disclose asset allocation risk.
A.	The requested change has been made.
53)	For LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund, explain why a $1b market capitalization could constitute a mid-cap company.
A.	The disclosed criteria accurately reflect how the subadviser evaluates whether it will treat an issuer as mid-cap.
54)	For LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund explain why it is not confusing for investors to refer to an investment strategy as “Intrepid.”

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

A.	The “Intrepid” brand is used by J.P. Morgan for certain of its strategies (see, e.g., JPMorgan Intrepid Value Fund, a series of JPMorgan Trust I). The term is used here to indicate to investors that a similar type of strategy is used for the fund.
55)	For LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund, include momentum investing as a principal risk.
A.	The requested change has been made.
56)	For LVIP Multi-Manager Global Equity Managed Volatility Fund, add index funds language to the principal strategy section.
A.	The requested change has been made.
57)	For LVIP SSGA Global Tactical Allocation Managed Volatility Fund, explain why this fund is called “tactical,” which usually refers to funds that tactically reallocate assets among asset classes.
A.	The fund name’s use of “tactical” refers to the tactics used in managing the fund.
58)	For LVIP SSGA Global Tactical Allocation Managed Volatility Fund, add inflation indexed bonds language to the principal strategy section.
A.	The principal investment strategy section presently includes inflation-indexed bonds.
59)	For LVIP SSGA Global Tactical Allocation Managed Volatility Fund, add to the principal strategy section information on each of the various fixed income asset classes included in the risks disclosure.
A.	We have confirmed that the principal strategy section includes information on each of the various fixed income asset classes included in the risks disclosure.
60)	For LVIP SSGA International Managed Volatility Fund, disclose that the underlying fund is an affiliate of Lincoln.
A.	The requested change has been made.
61)	For LVIP SSGA Large Cap Managed Volatility Fund, explain why AFFE is lower than the AFFE for LVIP SSGA International Managed Volatility Fund.
A.	AFFE for this fund is lower because the expenses of the underlying fund are lower.
62)	For LVIP SSGA Large Cap Managed Volatility Fund, add large cap company risk.
A.	The requested change has been made.
63)	For LVIP American Global Balanced Allocation Managed Risk Fund and LVIP American Global Growth Allocation Managed Risk Fund, explain the overlap in the cap ranges for small and mid-cap companies.
A.	The investment strategy section has been revised. It now states:

The adviser defines small-capitalization and medium-capitalization companies as those with a market capitalization of between $2.4 billion and $28.7 billion.

64)	For LVIP Global Conservative Allocation Managed Risk Fund, disclose what types of derivatives the underlying funds may use.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

A.	The reference to derivatives has been removed from principal strategies because the aggregate derivatives exposure is miniscule. The Statement of Additional Information discloses the types of derivatives that the fund may have exposure to.
65)	For LVIP Global Conservative Allocation Managed Risk Fund, add to the principal strategy section information on the rules-based strategy.
A.	The requested change has been made. The section now includes the following: “The Fund will have a substantial portion of its assets in underlying funds employing a passive investment style, i.e., index funds or rules-based strategy funds.”
66)	For LVIP Managed Risk Profile 2010 Fund, move the bolded disclosure to the top of the discussion on investment strategies.
A.	The requested change has been made.
67)	For LVIP BlackRock Scientific Allocation Fund, in the discussion of the equity strategy, explain what term “differentiated capital appreciation” means.
A.	The requested change has been made. The applicable sentence now reads:

The Equity Strategy focuses on delivering consistent and differentiated capital appreciation that is not easily replicated with portfolios based on well known risk factors such as value or momentum.

68)	For LVIP BlackRock Scientific Allocation Fund, add growth, value, foreign currency, currency management, real estate, and REITs to the principal investment strategies.
A.	Real estate and REIT risks have been removed, as those are not principal investment strategies of the fund. Foreign currency and currency management are presently included in the discussion of principal investments strategies (“The Equity Strategy may use … foreign exchange transactions…”). Growth and value will be added to the principal investment strategies.
69)	For LVIP BlackRock Scientific Allocation Fund, fix the issue with indentation in the list of risks.
A.	The requested change has been made.
70)	For LVIP BlackRock Scientific Allocation Fund, explain why the Moderate Composite Index is relevant to the fund’s current composition.
A.	Disclosure of Moderate Composite Index performance has been removed.
71)	For LVIP Delaware Wealth Builder Fund, disclose any parameters on investments in debt, such as maturity, duration, or type.
A.	Such constraints are presently disclosed. For example, the prospectus states, “No more than 25% of the Fund’s total assets will be invested in any one industry sector nor, as to 75% of the Fund’s total assets, will more than 5% be invested in securities of any one issuer. The Fund may invest up to 30% of its total assets in foreign equity and debt securities. The Fund will not, however, invest more than 10% of its total assets in securities of issuers principally located or principally operating in markets of emerging countries.” Except as disclosed, the fund is not constrained with respect to its investments in debt.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

72)	For LVIP JPMorgan Retirement Income Fund, add convertible bonds and emerging markets to the principal investment strategies.
A.	Emerging markets equity and debt are presently included under the principal investment strategies. Convertible bonds have been added to the discussion of fixed income investments.
73)	For LVIP JPMorgan Retirement Income Fund, fix the issue with indentation in the list of risks.
A.	The requested change has been made.
74)	For LVIP JPMorgan Retirement Income Fund, consider moving the statement “The Fund is designed for investors who are retired or expect to retire soon” to the risk disclosure as discussed by the Instruction to Form N-1A Item 4(b)(1)(i).
A.	We respectfully decline to incorporate this comment. The cited item allows, but does not require, disclosure of a specific type of investor for whom a fund may be most suitable. The disclosure continues to be helpful information for investors when included in a description of principal investment strategies.
75)	For LVIP JPMorgan Retirement Income Fund, disclose any specific parameters for investments in the various sub-asset classes.
A.	Except as disclosed, the fund is not constrained with respect to its investments in the various sub-asset classes.
76)	For LVIP JPMorgan Retirement Income Fund, add concentration to the principal investment strategies.
A.	Concentration risk has been removed from the list of risks. The comment is therefore moot.
77)	In the Statement of Additional Information (“SAI”):
A.	Update financial information throughout the SAI.
i.	The requested change has been made.
B.	Update the list of funds to include only those covered by the respective SAI.
i.	The requested change has been made.
C.	Remove the references to funds that are not included in an SAI, and remove sections that are not applicable to the funds included in an SAI. For example, confirm that the reference to LVIP Clarion Global Real Estate Fund in the Fundamental Investment Restrictions is included only in the SAI for that fund.
i.	The requested change has been made.
D.	Under Portfolio Holdings Disclosure, disclose whether the non-disclosure agreement between LIA, the Managed Volatility Funds and Lincoln Life includes an obligation not to trade on the information.
i.	The disclosure has been revised as part of the Trust’s annual update process. The disclosure now includes the following statement:

Each of these information sharing arrangements is subject to: (1) a non-disclosure agreement; and (2) protections against (a) inappropriate trading based on the information and (b) conflicts of interest between the Funds and their affiliated persons.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

E.	In the list of Fundamental Investment Restrictions, carve out restriction 2 (borrowing) from the statement that “any subsequent change in any applicable percentage resulting from market fluctuations does not require elimination of any security from the portfolio.”
i.	The requested change has been made.
F.	For Fundamental Investment Restriction 1, disclose a supplemental explanation of what the 1940 Act permits with respect to industry concentration.
i.	This information has been added to the SAI.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Senior Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Julie Vossler

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

Lincoln Variable Insurance Products Trust (“Trust”)

Schedule A

(PEA No. 176 filed March 1, 2017)

Series Name	Series Number
LVIP SSGA Global Tactical Allocation Managed Volatility Fund	S000002811
LVIP Blended Large Cap Growth Managed Volatility Fund	S000002813
LVIP BlackRock Dividend Value Managed Volatility Fund	S000002815
LVIP Blended Mid Cap Managed Volatility Fund	S000015972
LVIP Franklin Templeton Global Equity Managed Volatility Fund	S000015976
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund	S000015977
LVIP Dimensional U.S. Equity Managed Volatility Fund	S000031867
LVIP Dimensional International Equity Managed Volatility Fund	S000031868
LVIP MFS International Equity Managed Volatility Fund	S000040168
LVIP SSGA Large Cap Managed Volatility Fund	S000040170
LVIP American Century Select Mid Cap Managed Volatility Fund	S000042336
LVIP Blended Core Equity Managed Volatility Fund	S000042337
LVIP Franklin Templeton Value Managed Volatility Fund	S000042339
LVIP Invesco Select Equity Managed Volatility Fund	S000042340
LVIP Invesco Diversified Equity-Income Managed Volatility Fund	S000042341
LVIP SSGA International Managed Volatility Fund	S000042342
LVIP Multi-Manager Global Equity Managed Volatility Fund	S000045005
LVIP ClearBridge Large Cap Managed Volatility Fund	S000048563
LVIP Global Conservative Allocation Managed Risk Fund	S000002808
LVIP Global Moderate Allocation Managed Risk Fund	S000002809
LVIP Global Growth Allocation Managed Risk Fund	S000002810
LVIP Managed Risk Profile 2010 Fund	S000016762
LVIP Managed Risk Profile 2020 Fund	S000016763
LVIP Managed Risk Profile 2030 Fund	S000016764
LVIP Managed Risk Profile 2040 Fund	S000016765
LVIP Managed Risk Profile 2050 Fund	S000031810
LVIP American Global Balanced Allocation Managed Risk Fund	S000036023
LVIP American Global Growth Allocation Managed Risk Fund	S000036024
LVIP BlackRock Global Allocation V.I. Managed Risk Fund	S000040167
LVIP U.S. Growth Allocation Managed Risk Fund	S000048566

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

Lincoln Variable Insurance Products Trust (“Trust”)

Schedule B

(PEA No. 177 filed March 2, 2017)

Series Name	Series Number
LVIP JPMorgan Retirement Income Fund	S000025131
LVIP BlackRock Scientific Allocation Fund	S000025132
LVIP Delaware Wealth Builder Fund	S000025133